EXHIBIT 97

ArcBest Recoupment of Incentive Compensation Policy

ArcBest Corporation adopted the ArcBest Recoupment of Incentive Compensation Policy (this “Policy”) which shall apply to all Executive Officers of ArcBest Corporation (“ArcBest” or the “Company”) and any of its subsidiaries (each a “Subsidiary”). The ArcBest Board of Directors has appointed the Compensation Committee (the “Committee”) to administer this Policy.

A. Recoupment in the Event of a Material Restatement. The Committee shall promptly cause the Company to require recoupment, reimbursement or forfeiture by any Executive Officer of any Erroneously Awarded Incentive Compensation if, regardless of the existence of misconduct or fault, the Company is required to prepare an accounting restatement due to material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).

In the event of a Restatement, the Committee shall, to the full extent permitted by governing law and without regard to any taxes paid, (i) require reimbursement of any Erroneously Awarded Incentive Compensation Received by an Executive Officer and (ii) effect the cancellation of unvested or outstanding Erroneously Awarded Incentive Compensation previously granted or awarded to the Executive Officer. Notwithstanding the foregoing, this Policy will not be applicable to any Incentive Compensation Received for a fiscal year preceding the three full fiscal years immediately prior to the earlier to occur of: the date the Board, a committee thereof or the officer or officers of the Company authorized to take such action if Board action is not required concludes, or reasonably should have concluded, that a Restatement is required, or the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. This Section A is effective for any and all Incentive Compensation granted, awarded, vested, made, earned or otherwise Received on or after the Effective Date; provided, however, that any Incentive Compensation granted, awarded, vested, made, earned or otherwise Received before the Effective Date shall remain subject to this Policy as it existed prior to such date.

Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by this Section A if the following conditions are met and the Committee determines that recovery would be impracticable:

(i)	The direct expenses paid to a third party to assist in enforcing this Policy against an Executive Officer would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously Awarded Incentive Compensation, documented such attempts and provided such documentation to Nasdaq;

(ii)	Recovery would violate home country law where that law was adopted prior to November 29, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Incentive Compensation based on home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

(iii)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

For the purpose of this Policy, the following changes to the Company’s financial statements shall not be considered a Restatement:

(i)	retrospective application of a change in accounting principle or a change required or permitted under generally accepted accounting principles in connection with the adoption or implementation of a new accounting standard or interpretation;

(ii)	retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization;

(iii)	retrospective reclassification due to a discontinued operation;

(iv)	retrospective application of a change in reporting entity;

(v)	retrospective adjustment to provisional amounts in connection with a prior business combination;

(vi)	retrospective revision for stock splits; and

(vii)	retrospective application of a change caused by the Company’s decision to modify its accounting practices as permitted by applicable law.

B. Recoupment in the Event of Any Overpayment. The Committee may, in its discretion and to the extent not covered by Section A of this Policy, cause the Company to require recoupment, reimbursement or forfeiture by any Executive Officer of any Covered Compensation (as defined below) if any overpayment is made as a result of an error, which may include, without limitation, an error in determining the performance metric result or in the calculation of an Executive Officer’s Covered Compensation.

C. Recoupment in the Event of Act of Misconduct. The Committee may, in its discretion and to the extent not covered by Section A of this Policy, cause the Company to require recoupment, reimbursement or forfeiture by any Executive Officer of any Covered Compensation (as defined below) if the Executive Officer commits an Act of Misconduct (as defined below). In such event, the Committee may, to the full extent permitted by governing law, (i) require reimbursement of any Covered Compensation granted, awarded, vested or made to or earned by an Executive Officer and (ii) effect the cancellation of unvested or outstanding Covered Compensation previously granted or awarded to the Executive Officer. Notwithstanding the foregoing, this Policy will not be applicable to any Covered Compensation received for a fiscal year preceding the three full fiscal years immediately prior to the fiscal year in which the Executive Officer is found to have committed an Act of Misconduct.

D. Committee Authority. The Committee shall have discretion to make all determinations under Section B and Section C of this Policy, including but not limited to (i) whether or not to cause the Company to pursue recoupment, reimbursement or forfeiture under this Policy, (ii) whether an Executive Officer’s conduct met or did not meet any particular standard of conduct under law, this Policy or other applicable Company policies and procedures, and at what point in time it will make that determination, (iii) how to treat increases and decreases in the Company’s share value following the sale of shares received as Covered Compensation; and (iv) what Covered Compensation is subject to recoupment, reimbursement or forfeiture, subject to applicable law and the terms of this Policy.

In determining whether or not to cause the Company to pursue recoupment, reimbursement or forfeiture under Section B and Section C of this Policy, the Committee shall not be required to cause the Company to seek recoupment, reimbursement or forfeiture if the Committee determines that such recoupment, reimbursement or forfeiture would be impracticable. In making such determinations pursuant to Section B and Section C of this Policy, the Committee may take into account all relevant facts and circumstances, including but not limited to: (i) the Executive Officer’s conduct; (ii) the effect and availability of all remedies, including adjustment of future compensation and termination of employment; (iii) the findings or holdings of any court, arbitrator or similar authority; (iv) any penalties or punishments imposed or asserted by third parties, such as law enforcement agencies, regulators or other authorities, or private plaintiffs; (v) whether the assertion of a claim against an Executive Officer may violate applicable law or adversely impact the interests of the Company in any related proceeding or investigation or in any other way; (vi) the cost and likely outcome of any potential litigation in connection with the Company’s attempts to recoup compensation; (vii) the passage of time since the occurrence of any act in respect of any applicable fraud or misconduct; and (viii) whether the amount subject to clawback is de minimis.

E.Indemnification Prohibited. Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Executive Officer that may be interpreted to the contrary, the Company shall not be permitted (i) to indemnify any Executive Officer against the loss of any Erroneously Awarded Incentive Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or any claims relating to the Company’s enforcement of its rights under this Policy or (ii) to purchase third-party insurance to fund an Executive Officer’s potential recoupment obligations under this Policy or to make any payment or reimbursement for the premiums and other costs of any such insurance purchased by, or on behalf of, an Executive Officer. Further, no Executive Officer of the Company shall enter into any agreement that exempts any Incentive Compensation from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Incentive Compensation and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

F. Definitions. For the purpose of this Policy:

“Act of Misconduct” means the Executive Officer (i) has committed an act of (a) gross misconduct or fraud in the performance of Executive Officer’s duties to the Company or any Subsidiary, (b) embezzlement, fraud, or dishonesty, (c) material theft or misappropriation of Company or Subsidiary property, (d) nonpayment of any obligation owed to the Company or any Subsidiary, (e) breach of fiduciary duty, (f) violation of Company ethics policy or code of conduct, or (g) deliberate disregard of Company or Subsidiary rules; (ii) is convicted of or enters a guilty plea or plea of nolo contendere with regard to any felony or act of moral turpitude; (iii) makes an unauthorized disclosure of any Company or Subsidiary trade secret or confidential information; (iv) solicits any employee or service provider to leave the employ or cease providing services to the Company or any Subsidiary; (v) breaches any intellectual property or assignment of inventions covenant; (vi) engages in any conduct constituting unfair competition or breaches any noncompetition agreement; (vii) induces any Company or Subsidiary customer to breach a contract with the Company or any Subsidiary or to cease doing business with the Company or any Subsidiary; or (viii) induces any principal for whom the Company or any Subsidiary acts as agent to terminate such agency relationship.

“Covered Compensation” means (i) any Incentive Compensation plus (ii) any cash, equity or equity-based award or payment (including any deferred stock awards or short- or long-term incentive cash awards) under any Incentive Plan (including awards subject to service-based, performance-based or other conditions or any combination of the foregoing) or any award not under an explicit Incentive Plan (iii) that is or was granted, awarded, vested, made to or earned by the Executive Officer, and (iv) includes, for the avoidance of doubt, any matching contributions made by the Company under the deferred compensation plan with respect to an award that satisfies the conditions of clauses (i) and/or (ii) and (iii).

“Effective Date” means October 2, 2023.

“Erroneously Awarded Incentive Compensation” means the amount of Incentive-Based Compensation received by an Executive Officer that exceeds the amount of Incentive-Based Compensation that would have been received by the Executive Officer had it been determined based on the restated amounts. For Incentive Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement, an amount shall be determined by the Committee based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received (in which case the Company shall maintain documentation of such determination of that reasonable estimate and provide documentation to Nasdaq).

“Executive Officer” means any current or former officer subject to Section 16 of the Securities Exchange Act of 1934, as amended.

“Financial Reporting Measure” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, stock price and total shareholder return. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

“Incentive Compensation” means (i) any cash, equity or equity-based award or payment (including any deferred stock awards or short- or long-term incentive cash awards) under any Incentive Plan or any award not under an explicit Incentive Plan, (ii) that is or was granted, earned, vested, paid or Received based wholly or in part upon the attainment of any Financial Reporting Measure, and (iii) includes, for the avoidance of doubt, any matching contributions made by the Company under the deferred compensation plan with respect to an award that satisfies the conditions of clauses (i) and (ii).

“Incentive Plan” means the (i) ArcBest Executive Officer Incentive Compensation Plan, (ii) ArcBest Ownership Incentive Plan, or (iii) any other incentive plan currently or in the future sponsored, maintained or adopted by the Company.

Incentive Compensation is deemed “Received” in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

“SEC” means the United States Securities and Exchange Commission.

G.Miscellaneous. The recoupment/reimbursement/forfeiture remedy under this Policy shall be in addition to all other remedies available to the Company, including removal or dismissal, legal action for breach of fiduciary duty or such other action to enforce the Company’s rights against the Executive Officer as may fit the facts surrounding the particular case. The Committee may, in determining the appropriate punishment, take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators and other authorities. The Committee’s power to determine the appropriate punishment for the wrongdoer is in addition to, and not in replacement of, remedies imposed by such entities.

To the extent the rules adopted by Nasdaq or the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act related to Erroneously Awarded Incentive Compensation differ from the provisions of this Policy, Executive Officers will be subject to such additional clawback provisions as required by such rules.

The validity, construction, and effect of this Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles. The Committee (and each member thereof) shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the Company, legal counsel, independent auditors, consultants or any other agents assisting in the administration of this Policy.

The Committee reserves the right to amend or terminate this Policy at any time. All actions taken and decisions made relating to this Policy are in the Committee’s sole and absolute discretion, except to the extent discretion is not permitted in connection with Section A.

Adopted by Board of Directors on October 18, 2007.

Updated by Board of Directors on January 27, 2020.

Updated by Compensation Committee on October 24, 2023.